Exhibit 99.1

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

December 1, 2016

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) to be held on December 23, 2016 at 2:00 P.M., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the amended proxy statement relating to the Meeting (the “Proxy Statement”). The Company’s financial statements for the fiscal year ended December 31, 2015 will be reviewed at the Meeting. The Company’s board of directors unanimously recommends a vote “FOR” each proposal set forth in the amended Proxy Statement.

Whether or not you plan to attend the Meeting in person, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the amended Proxy Statement, please complete, sign, date and mail the enclosed white proxy card in the envelope provided so that it will be received no later than the time fixed for the Meeting. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on the nominee’s proxy card, which may include instructions about voting by telephone or over the Internet. If you hold your shares through members of the Tel Aviv Stock Exchange (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

The Company has fixed the close of business on November 23, 2016 as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

Additional information about the Company is contained in the Company’s most recent annual report on Form 20-F, which is available on the Company’s investor relations website at http://sodastream.investorroom.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

/s/ Stanley Stern

Stanley Stern

Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

AMENDED Notice of THE ANNUAL General Meeting of Shareholders

TO BE HELD ON DECEMBER 23, 2016

The Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”) will be held on December 23, 2016 at 2:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel. The Meeting is being called for the following purposes, in the following order:

1.	To reelect Mr. David Morris as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time.

2.	To reelect Prof. Yehezkel (Chezy) Ofir as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.

3.	To reelect Mr. Richard Hunter as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.

4.	To elect Mr. Torsten Koster as a director of the Company, to serve as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2017, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.

5.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm.

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2015.

7.	To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of Proposals 1, 2, 3, 4 and 5 is required to constitute approval of each such proposal.

These proposals and information regarding voting are described more fully in the enclosed amended proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety.

The Company’s board of directors unanimously recommends a vote “FOR” each of the proposals listed above and described in the Proxy Statement.

Shareholders of record at the close of business on November 23, 2016 (the “Record Date”), are entitled to notice of and to vote at the Meeting. The Proxy Statement and the white proxy card will be mailed on or about December 2, 2016 to the shareholders of record. Such amended proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at http://sodastream.investorroom.com and on the SEC’s website at www.sec.gov.

If you are unable to attend the Meeting in person, you are asked to complete, date and sign the enclosed white proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company no later than the time fixed for the Meeting or vote by telephone or over the Internet if you hold your shares in “street name” and the voting instruction form provided by your bank, broker or nominee specifies such voting methods. Your returned proxy may be revoked at any time before it is voted, provided that you either: (i) return a later-dated proxy card, or (ii) vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a “legal proxy” from the record holder to vote the shares at the Meeting on behalf of the record holder.

If you hold your shares through members of the Tel Aviv Stock Exchange (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting. Shareholders who vote their shares via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above.

In accordance with the Companies Law and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on any of Proposals 1, 2, 3, 4 and 5, no later than December 13, 2016, at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC.

By order of the Board of Directors,

/s/ Stanley Stern

Stanley Stern

Chairman of the Board of Directors

Airport City, Israel

December 1, 2016

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

AMENDED PROXY STATEMENT

______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 23, 2016

We invite you to attend the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”). The Meeting will be held on December 23, 2016 at 2:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this amended proxy statement (the “Proxy Statement”), in the following order:

1.	To reelect Mr. David Morris as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time.

2.	To reelect Prof. Yehezkel (Chezy) Ofir as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.

3.	To reelect Mr. Richard Hunter as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.

4.	To elect Mr. Torsten Koster as a director of the Company, to serve as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2017, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.

5.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm.

Our board of directors unanimously recommends that you vote “FOR” each of the proposals listed above and described in this Proxy Statement.

In addition, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015, will be presented for discussion at the Meeting pursuant to the provisions of the Companies Law. These financial statements are available on the Company’s investor relations website at http://sodastream.investorroom.com, on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the Tel Aviv Stock Exchange’s (the “TASE”) website at http://maya.tase.co.il. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Currently, we are not aware of any other matters that will come before the Meeting.

Unless you expect to vote your shares by attending the Meeting, our board of directors is asking that you complete, sign and send in your white proxy card, attached to this Proxy Statement (or vote by telephone or over the Internet, if your shares are held in “street name” through a bank, broker or other nominee and the voting instruction form provided by your bank, broker or nominee specifies such voting methods), in order to be represented at the Meeting or at any adjournment or postponement thereof. If you hold your shares through members of the TASE, you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

ABOUT THE MEETING

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business on November 23, 2016 (the “Record Date”). We are mailing copies of this Proxy Statement and the white proxy card to such shareholders of record on or about December 2, 2016.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Chief Financial Officer or the Head of Legal Department of the Company or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 5 relating to the reappointment of the Company’s independent registered accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

How You Can Vote

Attached is the white proxy card for the Meeting that is being solicited by our board of directors. You can vote your shares by attending the Meeting or by completing and signing this proxy card. We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by no later than the time fixed for the Meeting.  If you sign and return the enclosed white proxy card, your shares will be voted in favor of all of the proposed resolutions that are recommended by our board of directors, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.

If you hold your shares in “street name,” then you received this Proxy Statement from the broker, bank or other nominee, along with the nominee’s voting instruction card which includes voting instructions. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion on non-routine matters, as described above. If you hold your shares through members of the TASE, you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department, prior to the time of the Meeting canceling the proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting. To revoke the proxy by attending the Meeting you must provide a copy of the certificate(s) evidencing you are the record holder of those shares and proceed to request their respective previously returned proxy card be revoked. Shareholders who hold their shares through members of the TASE and vote via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy or prior vote via the Israel Securities Authority’s electronic voting system.

If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Quorum and Required Vote

As of October 31, 2016, there were 21,236,940 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting, which shall be presented and voted on at the Meeting in the order set forth in the amended notice of the Meeting and this Proxy Statement.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the Nasdaq Rules.

In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. They will not, however, be treated as either a vote “FOR” or “AGAINST” a proposal.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of Proposals 1, 2, 3, 4 and 5 is required to constitute approval of each such proposal. If the requisite majority to constitute approval of a proposal is obtained, such proposal and the resolutions thereunder shall come into immediate force and effect.

Who Will Bear Proxy Solicitation Costs

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

Voting Results

We will publish the final results of the Meeting on a Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the amended proxy card, the amended notice of the Meeting and this Proxy Statement are available at http://sodastream.investorroom.com. The contents of that website, or the information that can be accessed through that website, are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of October 31, 2016 by:

•	each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 21,236,940 ordinary shares outstanding as of October 31, 2016.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City, 7019900, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number (1)	Percentage (2)

Nantahala Capital Management, LLC Group (3)	1,369,977	6.5%
Real Property International Limited (4)	1,270,008	6.0%
Executive officers and directors
Stanley Stern	*	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (5)	*	*
Jonathan Kolodny	*	*
Yehezkel (Chezy) Ofir	*	*
Richard Hunter	*	*
Avishai Abrahami	*	*
Daniel Birnbaum (6)	683,420	3.1%
Daniel Erdreich	*	*
Eyal Shohat	*	*
Amir Eyal	*	*
Matti Yahav	*	*
All executive officers and directors as a group (13 persons) (7)	1,019,991	4.6%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after October 31, 2016.

(2) If a shareholder has the right to acquire shares by exercising options that are exercisable within 60 days after October 31, 2016, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3) Based on a Schedule 13G filed with the SEC on February 16, 2016. Consists of 1,369,977 shares beneficially owned by Nantahala Capital Management, LLC (“Nantahala”), a Massachusetts limited liability company. The shares held by Nantahala may also be deemed to be beneficially owned by the managing members of Nantahala, Messrs. Wilmot B. Harkey and Daniel Mack. The principal address of Nantahala is 19 Old Kings Highway S, Suite 200, Darien, Connecticut 6820.

(4) Based on a Schedule 13G/A filed with the SEC on February 12, 2016. Includes 546,842 shares beneficially owned by Real Property International Limited, a British Virgin Islands company (which changed its name from “Real Property Investments Limited” and its domicile from Liberia), and 723,166 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Reporting Person”). The shares of each Reporting Person are held by Line Holdings Limited and Line Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the late father of David Morris, one of our directors. The principal address of Real Property International Limited is 237 Main Street, Gibraltar, GX11 1AA and the principal address of Real Property Investment (Guernsey) Limited is PO Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey, GY1 3HB.

(5) The address for Mr. Morris is c/o KDM Partners LLP, 58 Queen Anne St., London W1G 8HW.

(6) Consists of 173,420 shares purchased in open market transactions and options to purchase 510,000 shares which are currently exercisable or exercisable within 60 days of October 31, 2016. Does not include options to purchase 150,000 shares which will vest within 60 days of October 31, 2016, the exercise of which is subject to a condition which was not satisfied as of October 31, 2016.

(7) Consists of 176,524 shares, options to purchase 817,551 shares and 25,916 restricted share units which are currently exercisable or have vested or exercisable or will become vested within 60 days of October 31, 2016.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2015, as required by regulations promulgated under the Companies Law, please see “Item 6.B.” in our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 18, 2016.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors currently consists of nine directors: Mr. Stanley Stern, Mr. Daniel Birnbaum, Mr. Eytan Glazer, Ms. Lauri A. Hanover, Mr. David Morris, Mr. Richard Hunter, Mr. Jonathan Kolodny, Mr. Avishai Abrahami and Prof. Yehezkel (Chezy) Ofir. Our articles of association provide that our board of directors may include between five and nine directors. Removal of any director prior to the expiration of his or her term requires the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

The following table sets forth information about the directors of the Company as of October 31, 2016:

Name	Age	Position
Stanley Stern	59	Chairperson
Daniel Birnbaum	54	Director and Chief Executive Officer
Eytan Glazer	53	Director
Lauri A. Hanover	57	Director
David Morris	47	Director
Jonathan Kolodny	47	Director
Richard Hunter	47	Director
Avishai Abrahami	45	Director
Yehezkel (Chezy) Ofir	65	Director

Under our articles of association, our directors are divided into three classes (sometimes referred to as a “classified board” or a “staggered board” mechanism). Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.

At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or reelection, such that, each year the term of office of only one class of directors will expire. Each such director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless his or her tenure expires or terminates earlier pursuant to the Companies Law or our articles of association. The term of Class III directors, consisting of Messrs. Morris, Ofir and Hunter, expires at the Meeting. Class I directors, consisting of Messrs. Birnbaum, Glazer and Kolodny, will hold office until our annual general meeting of shareholders to be held in 2017. Class II directors, consisting of Ms. Hanover and Messrs. Stern and Abrahami, will hold office until our annual general meeting of shareholders to be held in 2018. Mr. Eytan Glazer, a Class I director, has submitted a letter to the Company providing that should Mr. Torsten Koster be elected as a Class I director of the Company at the Meeting, then Mr. Glazer shall resign as a member of our board of directors and all board committees on which he serves with effect immediately upon the election of Mr. Koster at the Meeting.

Director Compensation

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended (including via remote communication) and a fee of $250 for each action by written consent of the board or a committee thereof. Mr. Stanley Stern, as the chairman of our board of directors, receives an annual cash retainer of $60,000. We reimburse all of our directors for expenses arising from their board membership duties and they are entitled to exculpation, indemnification and insurance to the fullest extent permitted by applicable law and our articles of association. Mr. Birnbaum, who serves as our chief executive officer, does not receive additional compensation for his role as a director of our Company. He is, however, entitled to the terms of exculpation, indemnification and insurance to the fullest extent permitted by applicable law and our articles of association and for reimbursement of any expenses arising from his directorship and service as an officer of the Company.

BOARD COMMITTEES

Our audit committee consists of Ms. Hanover and Messrs. Kolodny, Hunter and Ofir, our compensation committee consists of Ms. Hanover and Messrs. Stern, Glazer and Morris and our nominating and governance committee consists of Messrs. Stern, Ofir, Glazer and Morris. Ms. Hanover serves as the chairperson of the audit committee and the compensation committee, and Mr. Glazer serves as the chairperson of the nominating and governance committee.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2015, our board of directors held 17 meetings, our audit committee held seven meetings, our compensation committee held 10 meetings and our nominating and governance committee held three meetings, in each case, including actions by written consent, where applicable. Each of our directors attended 100% of the aggregate number of board of directors or committee meetings held during the time he or she was serving as a director or a member of the board committee, as applicable, except that two of our directors each missed one board of directors meeting.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors and director nominees, as applicable, other than Mr. Daniel Birnbaum, who serves as our chief executive officer, satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules and if Messrs. David Morris, Yehezkel (Chezy) Ofir, Richard Hunter and Torsten Koster are reelected and elected at the Meeting, as applicable, a majority of the Company’s board of directors will continue to be comprised of independent directors as such term is defined under the Nasdaq Rules.

Our board of directors has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

As we reported on a Form 6-K furnished to the SEC on August 4, 2016, in accordance with regulations promulgated under the Companies Law, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors and that Ms. Lauri A. Hanover and Mr. Eytan Glazer, who served as our external directors, remained as members of our board of directors. Under these regulations, the exemptions from the Companies Law requirements will continue to be available to us so long as our shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, we do not have a “controlling shareholder” (as such term is defined under the Companies Law) and we comply with the director independence requirements, and audit committee and compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for reelection at the Meeting is set forth below and biographical information concerning Messrs. David Morris, Yehezkel (Chezy) Ofir and Richard Hunter, the nominees for reelection as Class III directors, is set forth below under Proposals 1, 2 and 3. Biographical information concerning Mr. Torsten Koster, the nominee for election as a Class I director, is set forth below under Proposal 4.

Continuing Directors

Daniel Birnbaum has served as our chief executive officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the general manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up company, and served as its chief executive officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its chief executive officer until 1999. Mr. Birnbaum holds a B.A. from The Hebrew University of Jerusalem and an M.B.A. from Harvard Business School.

 Stanley Stern has served as a member of our board of directors since February 2015 and as chairman of our board of directors since December 2015. Since February 2013, Mr. Stern has served as the president of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX), Ormat Technologies, Inc. (NYSE:ORA) and Ekso Bionics (OTCQB:EKSO). Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures, and between 1982 and 1999, and again between 2004 and 2013, at Oppenheimer & Co., including as managing director and head of investment banking, head of technology, Israeli banking and Financial Institutions Groups (FIG). From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as chairman of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and chairman of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. from Harvard Business School and a B.A. from Queens College.

Eytan Glazer has served as a member of our board of directors since November 2010. Since 2008, Mr. Glazer has been investing in, and actively involved with, several early stage ventures, providing strategic guidance, business development services and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the chief executive officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as vice president of marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar-Ilan University and an M.B.A. from Harvard Business School.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Since August 2013, Ms. Hanover has served as the chief financial officer of Netafim Ltd. Between May 2009 and July 2013, she served as executive vice president and chief financial officer of Tnuva Group. From January 2008 through April 2009, she served as chief executive officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as senior vice president and chief financial officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as corporate vice president and chief financial officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as executive vice president and chief financial officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd., and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria). Ms. Hanover currently serves as an external director of Kornit Digital Ltd. (Nasdaq:KRNT) and previously served as an external director of Nova Measuring Instruments Ltd. and Ellomay Capital Ltd. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

Jonathan Kolodny has served as a member of our board of directors since December 2015. Mr. Kolodny has served as chief executive officer of Jardin International Holding, since 2013, where he is responsible for the overseas activities of the Keter Group, a consumer plastic group of companies. Between 1994 and 2013, Mr. Kolodny held various positions at McKinsey & Company, including as a director and senior partner from 2007 until 2013. Mr. Kolodny received a B.A. in Computer Science from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Avishai Abrahami has served as a member of our board of directors since May 2016. Mr. Abrahami is the co-founder of Wix.com Ltd. (Nasdaq:WIX), where he has served as the chief executive officer since September 2010 and as a director since 2006. He also served as chairman of the board of directors of Wix from November 2013 until February 2016 and as co-chief executive officer from 2006 until 2010. From 2004 to 2006, Mr. Abrahami was the vice president of strategic alliances at Arel Communications and Software Ltd. In 1998, Mr. Abrahami co-founded Sphera Corporation, a company which develops software for managing data centers, and served as its chief technology officer from 1998 until 2000 and as its vice president of product marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a software company, and served as its chief technology officer until the company’s sale in 1997.

PROPOSAL NOS. 1, 2 AND 3

REELECTION OF EACH OF MESSRS. DAVID MORRIS, YEHEZKEL (CHEZY) OFIR

AND RICHARD HUNTER AS A DIRECTOR OF SODASTREAM

(SEPARATELY WITH RESPECT TO EACH NOMINEE)

Background

Our shareholders are asked to reelect each of Messrs. David Morris, Yehezkel (Chezy) Ofir and Richard Hunter, as a Class III director to hold office until our annual general meeting of shareholders to be held in 2019.

Our board of directors, following the recommendation of our nominating and governance committee, has nominated Messrs. David Morris, Yehezkel (Chezy) Ofir and Richard Hunter for reelection, each to serve as a Class III director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2019.

Each of Messrs. David Morris, Yehezkel (Chezy) Ofir and Richard Hunter has consented to being named in this Proxy Statement and informed us that he is willing to serve as a director if reelected.

In accordance with the Companies Law, each of Messrs. David Morris, Yehezkel (Chezy) Ofir and Richard Hunter has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

Biographical Information Concerning Mr. Morris, Nominee Standing for Reelection

David Morris, age 47, has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, the late Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. Additionally, he manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Biographical Information Concerning Prof. Ofir, Nominee Standing for Reelection

Professor Yehezkel (Chezy) Ofir, age 65, has served as a member of our board of directors since May 2016. Professor Ofir has over 20 years of business consulting experience and, over the past 20 years, served as a director at various companies, including as an external director of Adama Agricultural Solutions Ltd. from 2012 until 2015, as a director at Shufersal Ltd. (TASE: SAE) from 2004 to 2010, and as a director at Alon Blue Square Israel Ltd. (formerly, Blue Square Israel) from 1995 until 2001. He has served as a director at Micronet Enertec Technologies, Inc. (Nasdaq:MICT) since April 2013 and at the Israeli Postal Bank Company Ltd. Professor Ofir is a faculty member at The Hebrew University of Jerusalem. Professor Ofir holds a B.Sc. and an M.Sc. in Industrial Engineering from Ben Gurion University and a Ph.D. and an M.Phil. in Business Administration from Columbia University.

Biographical Information Concerning Mr. Hunter, Nominee Standing for Reelection

Richard Hunter, age 47, has served as a member of our board of directors since December 2015. Mr. Hunter has served as chairman of Holmes Place International, a European health club operator, since 2012, a director of Gad Dairy, an Israeli dairy, since 2016 and SuperCofix, an Israeli discount supermarket chain, since 2016. In 2013, Mr. Hunter co-founded Green Lantern, a private equity firm focusing on investments in consumer packaged goods businesses. In addition, from 2012 to 2015, Mr. Hunter served as chief executive officer of McCann Tel Aviv, an advertising, media, and digital agency. From 2010 to 2012, Mr. Hunter served as chief operating officer of Shufersal, one of Israel’s largest supermarket chains. Prior to that, from 2007 to 2010, he served as chief executive officer of 013 Netvision, an Israeli telecommunications company. From 1999 to 2007, Mr. Hunter held various positions at McKinsey & Company, including partner, where he focused on retail and consumer packaged goods (CPG). Mr. Hunter received an LL.B. from the College of Management in Tel Aviv and an M.B.A. from INSEAD in Fontainebleau, France.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted, separately with respect to each nominee, and in the following order:

“RESOLVED, that Mr. David Morris be, and hereby is, reelected to serve as a Class III member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that Professor Yehezkel (Chezy) Ofir be, and hereby is, reelected to serve as a Class III member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that Mr. Richard Hunter be, and hereby is, reelected to serve as a Class III member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NO. 4

ELECTION OF MR. TORSTEN KOSTER AS A DIRECTOR OF SODASTREAM

Background

Our shareholders are asked to elect Mr. Torsten Koster, as a Class I director to hold office until our annual general meeting of shareholders to be held in 2017.

Our board of directors has nominated Mr. Torsten Koster for election as a Class I director of the Company. As announced by the Company on a Form 6-K furnished to the SEC on November 30, 2016, Mr. Torsten Koster is being nominated pursuant to an agreement between the Company and our shareholder, Teleios Capital Partners GmbH (“Teleios”). If elected at the Meeting, Mr. Torsten Koster shall serve as a Class I director of the Company until the annual general meeting of shareholders to be held in 2017, subject to, among other things, Teleios continuing to hold at least 2.5% of the outstanding ordinary shares of the Company.

Mr. Torsten Koster has consented to being named in this Proxy Statement and informed us that he is willing to serve as a director if elected.

In accordance with the Companies Law, Mr. Torsten Koster has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

Biographical Information Concerning Mr. Koster, Nominee Standing for Election

Torsten Koster, age 47, has served as a member of the board of directors of Banque Heritage in Geneva, Switzerland since April 2016. From March to October 2015, Mr. Koster served as group chief financial officer of Nestlé Skin Health S.A. From March 2011 to March 2015, he served as group chief financial officer of Nestlé Nespresso S.A. From March 2007 to March 2011, Mr. Koster served as chief financial officer of Nestlé Russia and Eurasia. From June 2006 to March 2007, he served as finance project manager of Nestlé S.A. (VX:NESN) and, prior to that, he served as its deputy head of internal audit from August 2003 to June 2006. Mr. Koster served as chief financial officer of ELCA Informatique S.A. from 2000 to 2003 and as chief financial officer of Lukoil S.A. from 1998 to 2000. Between 1991 and 1999, Mr. Koster served in various finance positions at Nestlé S.A. Mr. Koster holds an M.B.A. from HEC – Université de Lausanne.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Torsten Koster be, and hereby is, elected to serve as a Class I member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2017, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NO. 5

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER FIRM OF KPMG
INTERNATIONAL, AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL
THE NEXT ANNUAL GENERAL MEETING AND BOARD AUTHORIZATION
TO DETERMINE THE AUDITOR’S COMPENSATION

Background

The audit committee of the board of directors recommends that the shareholders approve the appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor to audit the consolidated financial statements of the Company for fiscal year 2016, and to serve as its independent auditor until the next annual general meeting. It is further proposed to authorize the board of directors to determine their remuneration, provided that such compensation is also approved by the audit committee.

 The following table provides information regarding fees billed by Somekh Chaikin to us for professional services for the years ended December 31, 2014 and 2015.

	2014	2015

Audit Fees	$748,500	$680,400
Tax Fees	-	40,577
Other Fees	10,700	1,800
Total	$759,200	$722,777

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax Fees” are the aggregate fees billed for services rendered by our auditors related to tax compliance in connection with the preparation of tax returns.

“Other Fees” are the aggregate fees billed for consultation in connection with compliance with regulatory disclosure requirements.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

 At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as SodaStream International Ltd.’s independent auditor for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the board of directors of SodaStream International Ltd., upon recommendation of the audit committee, to determine their annual compensation.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

On April 18, 2016, the Company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2015. On November 10, 2016, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the three and nine months ended September 30, 2016. Shareholders may obtain a copy of these documents without charge at http://sodastream.investorroom.com or the SEC’s website at www.sec.gov. These documents are also available without charge on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov and, as of December 2015, are also available on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Stanley Stern

Stanley Stern

Chairman of the Board of Directors

Airport City, Israel

December 1, 2016